# Invest in DOJO+

Empowering Martial Arts schools around the world to fight in the business world



🐦 📷 DOJO.PLUS MIAMI FL

Infrastructure  Software  Technology  Sports  App

**DOJO+**   ABOUT   UPDATES¹   REVIEWS⁷   ASK A QUESTION⁰

## Why you may want to invest in us...

1   📲We are enabling more than 4,000 Martial Arts schools in the app launch

2   👥 18K+ users in 50 countries pre-signed up to DOJO+

3   ☝️The first platform to track and share achievements and connect all combat sports fans

4   🥊The Martial Arts industry is growing by 3.7% every year in the USA

5   🥋There are more Martial Arts schools than CrossFit or Yoga studios in the USA market

6   📈UFC and other combat sports increased faster than any other sport in the past five years

7   📉Combat events are more popular than NHL and Nascar to the younger generation

8   📱Interface optimized to engage users and create a better user experience

## Why investors ❤️ us

WE'VE RAISED $33,933 SINCE OUR FOUNDING

 *Juno is one entrepreneur ahead of his generation and has build a strong business model for Dojo+ that will help all members have an amazing experience with Dojo+. Juno's ambition to connect all Martial Arts Schools with a Global vision and to create the best platform for the users will be disruptive for everyone, and because of that I will be investing in Dojo+. I will do my best to help Juno and the company reach fast growth and results. I had the opportunity to work together with Juno in Brazil and everything that Juno delivered had high levels of results.*

**Sandoval Martins** Operating Partner for IT, Patria Investimentos

**LEAD INVESTOR**   INVESTING $1,000 THIS ROUND & $33,333 PREVIOUSLY

 *It is obvious to say that as an entrepreneur, Juno is very passionate and a believer about his company Dojo+, but what make me a true supporter is his dedication and "skin in the game" on the Martial Arts niche. Not only his knowledge but his network will take DOJO+ to become the BEST app for Martial Arts integrating students, fans and professionals.*

**Tulio Barbosa Ribeiro** ⭐

 *Juno's dedication, discipline, and tenacity is to be admired. When he sets a goal, he doesn't stop until it is achieved. Wishing you much success!*

**Natalie Quiroz** ☆



*Juno is very passionate about what he does. He is also very consistent and hard working to achieve his goals!*

**Javier Solis** ☆



*Juno is very committed to Dojo and I speak very highly of him. I know Juno for over 5 years now.*

**Alexey Likuev** ☆

**The founder**

**Juno Jo**
CEO & Founder
*15+ years in Entrepreneurship, Product Design, and Marketing & Business degrees, an expert in Ideation, Design, and Development.*
(in) (y)

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# Invest in DOJO+ 🥋



"Put your kids in jiu-jitsu before other sports"

Kelly Slater
11x World Surf Champion

The positive impact of martial arts on every community is evident. Every lesson, every training teaches you more about discipline, respect, honor, and friendship.

DOJO+ plans to go after the underserved **$5B martial arts market in the USA** and redefine how a sensei manages your business and retain your students.

Our platform connects Martial Arts schools and the community surrounded by this environment.



DOJO+

EMPOWERING FIGHT CULTURE AROUND THE WORLD

### 🧬 Fighting is in our DNA

Even before communicating or walking on two legs, humans started to fight. It's our survival instincts as a human being. Nowadays, we have many apps focused on Running (Nike Run Club, Map My Run, Runkeeper, Adidas Runtastic) and other apps like Strava in the Running, Swimming, and Cycling category that can help you to track your activities. Although nothing well-done in the Martial Arts industry.

Some companies tried to create a solution for the Martial Arts category but failed in many aspects to get traction. After long user-experience research, **we designed a perfect balance to engage users in the Martial Arts community and enhance this bond to combat sports**.



THE WORLD'S OLDEST SPORT



Around the world, we currently have more than **400 million people** who practice at least one type of Martial Arts daily.

> As humans being, fighting is in our DNA 🚀.
> We get it and we like it.
> —Dana White UFC President

And among 18 to 34-year-old fans in the United States, **Martial Arts events are more popular than either the NHL or even NASCAR**. It's considered the world's fastest-growing sport. Our goal is to provide digital solutions to this untapped market.

## 🌎 Same World. Same Problems.

Traveling worldwide and training in multiple facilities only confirmed similar gym owners' daily challenges to manage a Martial Arts school.



But being a skilled Black Belt in any Martial Arts does not guarantee business success. 80% of schools are mom-and-pop gyms struggling to succeed as businesses and using solutions not addressed to their size or type.

## 🏹 So we are building DOJO+

Building a customized set of tools for Martial Arts schools are essential to engage students and manage the business. This motivated us to create the DOJO+ platform.

DOJO+ will provide tools to sensei's to manage their Martial Arts school. And enable them to **collect gym membership, manage inventory, communicate with students, manage belt promotion**, and much more.



Our first step is to launch an app that enables anyone to start **tracking your Martial Art training and connect with teammates around the globe**. In the next phase, we will allow gyms to manage members, payments, and inventory. We are setting the path to growth for each Martial Arts school in the world.

Right now, **we already developed 60% of our app for iOS and Android**, and all API ready to use in the following features.











DOJO+
Pro Training Members Only
SWIPE UP TO CHECK-IN
SELECT MASTER
Purple Belt
Green Belt

*DOJO+ patented designs*

### 💵📱 Making money in a Freemium model

Our primary revenue stream will be a fee added to every membership processed in DOJO+. Our goal is to reach **200K users signups by the end of 2021**.

Many other features in DOJO+ will be free to use with a paid option to superpower any tool. We believe using this model will speed up onboarding new schools and, most importantly, be present in any Martial Arts gym around the globe.

As we aggregate the Martial Arts community in DOJO+, multiple new revenue streams will be present. We plan to create a marketplace of products and get a commission on every sale; commercialize advertising spaces on the app; a subscription fee to exclusive content and online seminars, and several other transaction incomes.

**DOJO+ can become a hub for many revenue streams**, and we will scale this as we grow. (These projections are not guaranteed)

### 🏫 And acquiring users with a school-by-school playbook

We created a database with **more than 4,000 Martial Arts schools** containing all information we need to enable each school in the DOJO+ app. We'll keep adding everyday new schools to the platform and allowing the students to share their activities, like any other sports tracking app (e.g., Nike Running or Strava).

DOJO+ will always be free to students as a performance tracking app, and this allows us to create a heat 🔥map to define which gyms to approach and sell the monetization set of features.

Last year we created a simple form to pre-sign up students, and as a result, **we built a list with 18,000 people in Martial Arts interested to download the DOJO+ app**, eager to share their achievements and belt promotions within the community.

### 😊 The Social+ Dilemma

More than two years ago, we started our roadshow among potential investors. Many people questioned the social component that we added to the DOJO+ ecosystem, and some seemed very hesitant to believe this idea. However, in December 2020, Andreessen Horowitz, a renamed venture capital firm in Silicon Valley, California, started to share the concept of **Social+**, which is a significant validation of our idea.



The Benefits of Social+
Social+
Non-Social
Growth Loops
Engagement
Retention
Defensibility

The article **Community Takes All: The Power of Social+** written by the Investment Partner D'Arcy Coolican, approaches how many fitness-related digital products are solo experiences that fail to capture the community of their analog equivalents. It is an interesting point considering that working out, especially Martial Arts is an essentially social experience.



Established, Emerging, and Open Social+ Categories
CATEGORY
NON-SOCIAL/ NON-DIGITAL
SOCIAL
ESTABLISHED →
Music → Spotify → TikTok
Gaming → Assassin's Creed → Fortnite
EMERGING →
Shopping → Amazon → Pinduoduo, PopShop, TalkShop
Audio → Podcast Apps, Audible → Clubhouse, Chalk
Sports → ESPN → Sleeper, Overtime
OPEN →
Fitness → Soulcycle, Crossfit, Peloton → ???
Food → Restaurants → ???

Money
Betterment, Chime, Robinhood
Venmo, Public, Commonstock
Education
Udacity, MasterClass
???

In the same article, Coolican defines CrossFit and SoulCycle as more like cults than products. Compared to Martial Arts, if you had any chance to visit and chat with people in a Jiu-Jitsu school, in a few minutes, you'd understand how Jiu-Jitsu means to this community. **Jiu-Jitsu is a religion, a lifestyle, a fraternity.** And this is the same feeling shared among other Martial Arts.

And the good news is none of our potential competitors cracked the code yet, and **DOJO+ is in a position to be the first engaging and genuinely global Social+ fitness product**.

In our belief, in the past few years, most investors were looking for business model opportunities targeting a wide range of people like Facebook, Airbnb, Uber, or Postmates. **This vision to focus only on a segmented group of people in a highly engaged niche is becoming more evident for 2021.** Famous venture capitalists similar to Andreessen Horowitz (known as "a16z") are looking for platforms with high network effects, and DOJO+ is making the building blocks to this environment.

## 💜 You Can't Teach Heart

Like any other kid, our funder Juno has been practicing Karate & Judo since an early age. But only in 2012, he reconnected again to the Martial Arts atmosphere, starting doing Jiu-Jitsu with the famous sensei Marco Barbosa in Sao Paulo, Brazil.

Inspired by Jiu-Jitsu culture, in early 2015, Juno started to design some concept sketches for what became the DOJO+ app and ecosystem. Juno also designed the actual DOJO+ logo at the same time and, to protect the DOJO+ brand, he used blockchain technology to register on the internet network. **Since 2019 DOJO+ brand is registered**, under the international Madrid protocol, in the USA market.

By the end of summer 2018, Juno moved with his wife from Brazil to Miami - Florida, to work as a Product Designer in a startup. After one year, he decided to follow his passion and vision for DOJO+, and the first step was to establish the company and begin the Pre-Seed investment round.

## ➡️ Family ➡️ Friends ➡️ Fans ➡️ 💰 💰 💰

Following the usual startup manual, you should start talking with family and friends first. But moving from another country and building a network to fund an early-stage company just added an extra layer of difficulty to Juno initially. So he needed to address two things:

1️⃣ The conversion rate between Brazilian Real to US Dollars before the pandemic was around 3.5. And after the pandemic is hitting about 5.8, it means a not attractive investment to Brazilian investors, most of Juno's business network, and friends.

2️⃣ Not having family members living in America, Juno had to skip a family-round investment and start a DOJO+ roadshow for Pre-Seed funding among friends and his brand-new business network in the USA.

## 📆 Our first season

In October 2019, DOJO+ raised the first check, around $35 thousand, to build the DOJO+ platform. We were very excited about this accomplishment and invested this amount in creating back-end and apps for iOS and Android. This investment allowed us to build 60% of the features planned.

Our meetings with investors looked promising at that time, and we decided to build a complete app to launch. And then the coronavirus pandemic started and forced us to stop the fundraising and consequently the development.

Although we have resilience, an overused jargon in the business world, but something you learn earlier in Martial Arts classes. You understand how much pressure you have to deal with in life and how to overcome it. In Jiu-Jitsu, we like to say that **when you hit the ground, it's when you start winning**.

## 🦠 Goodbye, 2020. Welcome, 2021. 🍾

During this unprecedented era of uncertainty and challenge, it was almost impossible to raise money for an early-stage company. Some potential investors lost much money at the beginning of the lockdown. Some others preferred to wait to understand what will happen to the market and the Martial Arts industry.

This pandemic created a long hold in our project, but in 2020 mid-October, we started reaching back to some prospective investors, and fortunately, we began getting great feedback about DOJO+. But restarting this process to raise funds through family and friends takes us considerable time and energy than expected.

After meeting with so many loyal Martial Arts fans on the mats, **we want to let everybody invest in DOJO+**. In December 2020, we decided to set up WeFunder as our central platform to raise capital and build this relationship with our fans not only as users

central platform to raise capital and build this relationship with our fans not only as users but also as investors.

We want to raise $50 thousand to complete and deploy our iOS and Android app on this first campaign. Following this, we will start a new campaign to raise enough funds to build the membership collection system and other monetization features.

### 🏆 We are unique to Collision 👀 and WeWork

In February 2019, DOJO+ joined the WeWork Labs program in Miami, which allowed us to connect with Miami's tech ecosystem and all Labs globally.

In early January 2020, DOJO+ has been selected among hundreds of startups to join Toronto's Collision Conference 2020 as one of the ALPHA program's startups. We were the only company in the Martial Arts field among 800 candidates.

Due to the COVID-19 pandemic Collision Conference was canceled, and we lost the opportunity to pitch DOJO+ to more investors in 2020.


COLLISION
COLLISION
TORONTO 2020
ALPHA program
Selected among 800 startups
Only startup for Martial Arts in Sports industry.

### 🔮 What the future holds for DOJO+

We envision the DOJO+ brand in the same way Richard Branson created the Virgin brand, **creating unique customer experiences, challenging the status quo, and champion people and the planet**.

DOJO+ brand will operate in three business sectors: **Digital Services (Technology), Apparel, and Food & Beverages**.


Smart Fabrics & Sensors
XelfleX

1️⃣Digital Services: providing digital solutions to connect Martia Arts community and innovating how a sensei manages a school.

2️⃣Apparel: we want to be a high-quality apparel company for Martial Arts and blend technology into garments.

3️⃣Food & Beverages: nutrition and hydration are crucial at any level; we want to provide the best products to dojos.


Fight Sports
DOJO+

Our next steps are building a team in engineering and marketing. Add more monetization features to create new revenue streams, and grow a fan base around the DOJO+ brand.

We're on a mission to change how a sensei manages your business, connect the Martial Arts community, and create value for our investors.

Oss!

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# Investor Q&A

**What does your company do?** ⌄

— COLLAPSE ALL

DOJO+ is a social Martial Arts platform where we empower users to track and share training achievements and connect with Martial Arts athletes worldwide. We are also building an all-in-one gym smartphone-based solution to all business needs of school owners that minimizes headaches and maximizes profitability.

**Where will your company be in 5 years?** ⌄

The vision for DOJO+ is to be the global brand in the Martial Arts market, assisting any Martial Arts school in managing their business and connecting with students. We will be the default place where Martial Arts athletes go for information and connect with teammates. These projections are not guaranteed.

**Why did you choose this idea?** ⌄

Currently, we have a vast community fragmented using platforms such as Facebook, Instagram, or WhatsApp to keep everyone connected. The positive impact of martial arts on people's lives is evident, and having one place to share achievements every day in such an engaging environment is a great opportunity.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?** ⌄

Traveling worldwide and training in multiple facilities reinforced similar gym owners' daily challenges to managing a Martial Arts school. In the USA, there are more Martial Arts schools than CrossFit studios.

The pandemic confirmed how strong is the Martial Arts community and a clear need to keep everybody connected. New forms to share knowledge and train are required, and DOJO+ is building this solution.

In our belief, in the past few years, most investors were looking for business model opportunities targeting a wide range of people like Facebook, Uber, or Postmates. This vision to work in a segmented group of people in a highly engaged niche is becoming more evident for 2021, and DOJO+ facilitate this environment.

**What is your proudest accomplishment?** ⌄

Starting a business and raising money in a new country is not an easy task. However, we were able to get our first check and start building the DOJO+ platform. Even with a lean budget, we created many building blocks that we can reuse many times in our Android and iOS apps.

We built a massive database containing more than 4,000 schools and 18,000 students ready to join the DOJO+ network during the pandemic using a simple tool like TypeForm.

Also, we designed a set of marketing tools for schools, and we will distribute it for free to some strategic partners.

**How far along are you? What's your biggest obstacle?** ⌄

We build a demo app for iOS and Android and conclude 60% of the DOJO+ platform. Our key challenges are to ensure timely funding DOJO+ to avoid stopping our development again and create the basic monetization features to achieve short-term cash flow.

**Who are your competitors? Who is the biggest threat?** ⌄

Some products compete with us, but all the solutions in the market are fragmented features. We are connecting the dots to create a better ecosystem for senseis and students under one roof. DOJO+ deliver a better set of features designed for Martial Arts gyms only, allowing users to connect, share achievements, and manage their Martial Arts path to Black Belt.

**What do you understand that your competitors don't?** ⌄

Most of the solutions on the market have been focusing on the business side-only. The lack of interactivity and engagement to students makes competitors just a boring backend solution to gyms. Our "all in one" solution with a twist of Social+ sets us apart from the competition.

**How will you make money?** ⌄

We make money in many ways – the primary revenue stream is a transaction fee on top of every membership processed inside the platform. Our conservative financial projection put us at $20MM in revenue within five years, only from membership collection.

As we aggregate the Martial Arts community in DOJO+, multiple new revenue streams will be present. We plan to create a marketplace of products and get a commission on every sale; commercialize advertising spaces on the app; a subscription fee to exclusive content and online seminars, and several other transaction incomes.

DOJO+ can become a hub for many revenue streams, and we will scale this as we grow.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

As we bootstrap the company and start building a team and culture are vital, we need to bring a group of talented individuals to create a strong core team to meet DOJO+ growth needs and deliver our vision. The company also needs to maintain a robust platform to stay ahead of the competition and ensure that our performance & user-experience are top-flight to DOJO+ users.

To succeed, we believe our tools need to be super easy to use to make it fast and straightforward for people. Overall, a sensei is not a tech-savvy person, but their businesses need technology to retain students and grow; DOJO+ is the bridge to this gap.

### What do you need the most help with? ⌄

Last year was a challenging year to fundraise an early-stage company, and 2021 is a decisive year to timely fund DOJO+ growth needs and go-to-market strategy.

After a fundraising game plan is applied correctly, we need to build awareness around our brand and platform to achieve 1,000 active gyms in our first year. A national and international PR coverage of our product and other marketing strategies are vital to delivering our long-term projection.

### What would you do with the money you raise? ⌄

We will invest the money to develop and deploy the first version of DOJO+ in this round. Considering our iOS and Android apps are 60% completed, our focus is to deliver an initial experience to the DOJO+ platform and keep our fundraising strategy to develop new features for our users.

### Is DOJO+ available everywhere? ⌄

We built an extensive database of customers in 50+ countries. After launching the first version in English, we'll translate our product into as many languages as possible to acquire more users and gyms to facilitate the onboarding process to the DOJO+ ecosystem.

### How does DOJO+ give back? ⌄

In our roadmap, we plan to partner with non-profit organizations worldwide, especially Martial Arts non-profit schools called "Projects." In these facilities, kids can learn Martial Arts and use the space to study, eat healthily, and live in the right environment to grow.

### How are Martial Arts schools dealing with the reopening? ⌄

The Martial Arts community is so powerful and incredibly connected to your sensei. Most of the students didn't cancel their membership to support and maintain your school operation.

Schools prepared a safety guideline to follow on this reopening phase, and in some locations, you can see schools fully operational and ready to grow again.

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